                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 11-K


[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1997
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ____________ of ______________
         Commission file number     1-11690
                                 ------------

                DEVELOPERS DIVERSIFIED REALTY CORPORATION PROFIT
                ------------------------------------------------
                             SHARING PLAN AND TRUST
                             ----------------------
                              (Exact name of Plan)

                                       001
                               ------------------
                                  Plan Number

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
        ---------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                   Ohio                           34-1723097
        ---------------------------------------------------------------
        (State or other jurisdiction of        (I.R.S. Employer
         incorporation or organization)        Identification No.)


               34555 Chagrin Boulevard, Moreland Hills, Ohio 44022
        ---------------------------------------------------------------
              (Address of principal executive offices - zip code)

                                 (440) 247-4700
        ---------------------------------------------------------------
              (Registrant's telephone number, including area code)


        ---------------------------------------------------------------
   (Former name, former address and former fiscal year, if changed since last report)

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                                DECEMBER 31, 1997

                                TABLE OF CONTENTS



Statement of Net Assets Available for Plan Benefits with Fund Information at December 31, 1997 and 1996 . . . . . . . . . . . . . . 1 - 2

Statement of Changes in Net Assets Available for Plan Benefits with Fund
  Information for the year-ended December 31, 1997 and 1996 .  .  .  .  .  3 - 4

Notes to the Financial Statements.  .  .  .  .  .  .  .  .  .  .  .  .  .  5 - 8

Schedule I - Item 27a Schedule of Assets held for Investment at
  December 31, 1997  .   .   .   .   .   .   .   .   .   .   .   .   .   .     9

Schedule II - Item 27d Schedule of Reportable Transactions for the year
  ended December 31, 1997 .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .   10

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST
    Statement of Net Assets Available for Plan Benefits with Fund Information
                                DECEMBER 31, 1997





                              Money      U.S.      Equity                                         Employer
                              Market  Government   Income      Global       Growth    Discovery    Stock       Loan
                              Fund      Fund        Fund        Fund         Fund       Fund       Fund        Fund       Total
                             -------   -------    --------    --------     --------    -------    --------    -------    --------
Assets:
Common stock of
   Developers Diversified
   Realty Corporation                                                                             $269,792               $269,792
Smith Barney Money Funds     $32,647                                                                   293                 32,940
Oppenheimer Securities:
   U.S. Government Trust               $43,221                                                                             43,221
   Equity income fund                             $147,849                                                                147,849
   Global fund                                                $129,151                                                    129,151
   Growth fund                                                             $170,176                                       170,176
   Discovery fund                                                                      $26,738                             26,738
                             -------   -------    --------    --------     --------    -------    --------    -------    --------
                              32,647    43,221     147,849     129,151      170,176     26,738     270,085                819,867
Participant Notes
   receivable                                                                                                 $17,671      17,671
Inter fund receivable
   (payable)                 (14,317)      860       3,439       2,695        6,118      1,077         137         (9)          -
Participants contributions
   receivable                                                                                        1,869                  1,869
Employer contributions
   receivable                                                                                        1,509                  1,509
                             -------   -------    --------    --------     --------    -------    --------    -------    --------

Net assets available for
  plan benefits              $18,330   $44,081    $151,288    $131,846     $176,294    $27,815    $273,600    $17,662    $840,916
                             =======   =======    ========    ========     ========    =======    ========    =======    ========





    The accompanying notes are an integral part of these financial statements

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST
    Statement of Changes in Net Assets Available for Plan Benefits with Fund
                                  Information
                                DECEMBER 31, 1996



                                Money        U.S.       Equity                                      Employer
                                Market   Government     Income      Global     Growth   Discovery     Stock       Loan
                                 Fund       Fund         Fund        Fund       Fund       Fund       Fund        Fund     Total
                                -------    -------      -------    -------    -------     ------     --------    -------  --------
Assets:
Common stock of
   Developers Diversified
   Realty Corporation                                                                                $176,997             $176,997
Smith Barney Money Funds        $18,966                                                                 1,220               20,186
Oppenheimer Securities:
   U.S. Government Trust                   $25,859                                                                          25,859
   Equity income fund                                   $77,970                                                             77,970
   Global fund                                                     $67,892                                                  67,892
   Growth fund                                                                $73,209                                       73,209
   Discovery fund                                                                         $8,033                             8,033
Prudential  Securities:
   U.S. Government investment                4,067                                                                           4,067
   Global Genesis investment                                        11,026                                                  11,026
Growth Opportunity
   investment                                                                  11,256                                       11,256
                                -------    -------      -------    -------    -------    -------     --------    -------  --------
                                 18,966     29,926       77,970     78,918     84,465      8,033      178,217              476,495
Participant Notes
   receivable                                                                                                    $21,469    21,469
Inter fund receivable
   (payable)                     (4,154)       544        1,282      1,057      1,578         48          (96)      (259)     -
Participant contributions
   receivable                                                                                           1,114                1,114
Employer
contributions
   receivable                                                                                           1,002                1,002
                                -------    -------      -------    -------    -------    -------     --------    -------  --------
Net assets available for
  plan benefits                 $14,812    $30,470      $79,252    $79,975    $86,043     $8,081     $180,237    $21,210  $500,080
                                =======    =======      =======    =======    =======     ======     ========    =======  ========



















    The accompanying notes are an integral part of these financial statements

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST
    Statement of Changes in Net Assets Available for Plan Benefits with Fund
                                  Information
                          YEAR ENDED DECEMBER 31, 1997



                                       Money        U.S.        Equity
                                       Market    Government     Income       Global       Growth
                                       Fund         Fund         Fund         Fund         Fund
                                    ---------    ---------    ---------    ---------    ---------
Additions (deductions):
  Employer contributions
  Participants contributions        $   6,356    $  12,290    $  38,089    $  26,582    $  60,514
  Participants rollover                                          10,358        7,545       10,511
  Loan repayments                         307           16        2,325        2,252        2,546
  Investment income                     1,239        2,165       11,081       17,162       19,245
  Interest on loans
  Net realized and unrealized
    appreciation (loss) in fair
    value of investments                             1,305       17,440          616         (986)
                                    ---------    ---------    ---------    ---------    ---------
Total  additions (deductions)           7,902       15,776       79,293       54,157       91,830
                                    ---------    ---------    ---------    ---------    ---------
Deductions:
   Distributions to participants       (3,384)      (2,165)      (5,757)      (2,286)      (1,579)
   Participant loans                   (1,000)                   (1,500)
                                    ---------    ---------    ---------    ---------    ---------
Total deductions                       (4,384)      (2,165)      (7,257)      (2,286)      (1,579)
                                    ---------    ---------    ---------    ---------    ---------
Net additions (deductions)              3,518       13,611       72,036       51,871       90,251
Net assets available for plan
   benefits beginning of year          14,812       30,470       79,252       79,975       86,043
                                    ---------    ---------    ---------    ---------    ---------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS END OF YEAR        $  18,330    $  44,081    $ 151,288    $ 131,846    $ 176,294
                                    =========    =========    =========    =========    =========

                                                  Employer
                                    Discovery       Stock       Loan
                                      Fund          Fund        Fund         Total
                                    ---------    ---------    ---------    ---------
Additions (deductions):
  Employer contributions                         $  36,354                 $  36,354
  Participants contributions        $   7,082       34,419                   185,332
  Participants rollover                 9,451        5,990                    43,855
  Loan repayments                         294                 $  (7,740)        -
  Investment income                       528       14,741                    66,161
  Interest on loans                                               1,692        1,692
  Net realized and unrealized
    appreciation (loss) in fair
    value of investments                2,379        5,533                    26,287
                                    ---------    ---------    ---------    ---------
Total  additions (deductions)          19,734       97,037       (6,048)     359,681
                                    ---------    ---------    ---------    ---------
Deductions:
   Distributions to participants                    (3,674)                  (18,845)
   Participant loans                                              2,500         -
                                    ---------    ---------    ---------    ---------
Total deductions                         -          (3,674)       2,500      (18,845)
                                    ---------    ---------    ---------    ---------
Net additions (deductions)             19,734       93,363       (3,548)     340,836
Net assets available for plan
   benefits beginning of year           8,081      180,237       21,210      500,080
                                    ---------    ---------    ---------    ---------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS END OF YEAR        $  27,815    $ 273,600    $  17,662    $ 840,916
                                    =========    =========    =========    =========




    The accompanying notes are an integral part of these financial statements

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST
    Statement of Net Assets Available for Plan Benefits with Fund Information

                          YEAR ENDED DECEMBER 31, 1996


                                          Money         U.S.        Equity
                                          Market     Government     Income       Global       Growth
                                           Fund        Fund          Fund         Fund         Fund
                                        ---------    ---------    ---------    ---------    ---------
Additions (deductions):
  Employer contributions
  Participants contributions            $   3,078    $  12,950    $  27,343    $  21,814    $  30,950
  Participants rollover                     4,834        4,691       10,461       11,614       10,305
  Interfund transfers                                   (1,322)                                 1,322
  Loan repayments                              45                       830        3,135        2,096
  Investment income                           705          758        4,323        2,901        6,825
  Interest on loans
  Net realized and unrealized
    appreciation (loss) in fair value
    of investments                            883          354        5,207        3,231        2,085
                                        ---------    ---------    ---------    ---------    ---------
Total  additions (deductions)               9,545       17,431       48,164       42,695       53,583
                                        ---------    ---------    ---------    ---------    ---------
Deductions:
   Distributions to participants            2,669                    (8,239)      (7,405)      (2,629)
   Participant loans                                      (320)      (1,200)                   (1,920)
                                        ---------    ---------    ---------    ---------    ---------
Total deductions                            2,669         (320)      (9,439)      (7,405)      (4,549)
                                        ---------    ---------    ---------    ---------    ---------
Net additions                              12,214       17,111       38,725       35,290       49,034
Net assets available for plan
  benefits beginning of year                2,598       13,359       40,527       44,685       37,009
                                        ---------    ---------    ---------    ---------    ---------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS END OF YEAR             $  14,812    $  30,470    $  79,252    $  79,975    $  86,043
                                        =========    =========    =========    =========    =========


                                                     Employer
                                        Discovery      Stock         Loan
                                          Fund         Fund          Fund        Total
                                        ---------    ---------    ---------    ---------
Additions (deductions):
  Employer contributions                             $  25,415                 $  25,415
  Participants contributions            $     568       27,069                   123,772
  Participants rollover                     7,700                                 49,605
  Interfund transfers                                                                -
  Loan repayments                                                 $  (6,106)         -
  Investment income                           589        9,656                    25,757
  Interest on loans                                                   2,729        2,729
  Net realized and unrealized
    appreciation (loss) in fair value
    of investments                           (776)      31,339                    42,323
                                        ---------    ---------    ---------    ---------
Total  additions (deductions)               8,081       93,479       (3,377)     269,601
                                        ---------    ---------    ---------    ---------
Deductions:
   Distributions to participants                        (4,120)                  (19,724)
   Participant loans                                                  3,440         -
                                        ---------    ---------    ---------    ---------
Total deductions                             -          (4,120)       3,440      (19,724)
                                        ---------    ---------    ---------    ---------
Net additions                               8,081       89,359           63      249,877
Net assets available for plan
  benefits beginning of year                 -          90,878       21,147      250,203
                                        ---------    ---------    ---------    ---------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS END OF YEAR             $   8,081    $ 180,237    $  21,210    $ 500,080
                                        =========    =========    =========    =========




















    The accompanying notes are an integral part of these financial statements

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements


A.       FORMATION OF PLAN AND SUMMARY OF ACCOUNTING POLICIES

         Effective July 1, 1994 Developers Diversified Realty Corporation (the "Company") formed the Developers Diversified Realty Corporation Profit Sharing Plan and Trust (the "Plan"). Investments are stated at market value on the last business day of the year. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

         The Company may, at its discretion, pay the administrative expenses of the Plan. Any expenses not paid by the Company will be paid out of Plan assets. In 1997 and 1996, all Plan expenses were paid for by the Company.

         The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         The accounting records of the Plan are maintained on the accrual basis.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

B.       DESCRIPTION OF PLAN

         The following brief description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         The Plan covers all eligible employees, as defined, of the Company. Participants may elect semi-annually to have the Company contribute a percentage of their compensation to the Plan in accordance with the Internal Revenue Code (IRC).

         Participants shall have the right to direct the Trustee to invest their contribution, in one or more permitted investment funds, as defined by the Plan, as they may choose. Subject to provisions of the Plan, the Company may contribute any amount up to 15% of the annual pay of all participants entitled to an allocation for each plan year. The plan currently provides that the Company shall make matching contributions in an amount equal to 25% of the participants elective deferrals for the plan year. However, the Company shall not match any elective

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                    Notes to Financial Statements - Continued

B.       DESCRIPTION OF PLAN (CONTINUED)

         deferrals which are in excess of 6% of a participant's compensation. Matching contributions may be made in cash or in the Company's common stock. During 1997 and 1996 all Company contributions were made with the Company's common stock.

         Plan participants are fully vested in all contributions to their accounts, with the exception of the Company contributions, which vest at the rate of 20% per year until fully vested. Participants were credited with years of service prior to the formation of the plan for vesting purposes.

         Under the Plan, the Company has the right to discontinue such contributions and terminate the Plan at any time. In the event of termination, participants' accounts become fully vested if the participant has not (1) incurred a five-year break in service, or (2) received payment of their vested account balance. The Participants' accounts are to be distributed to the participants according to the directions of the Plan Advisory Committee administering the Plan.

         At December 31, 1997 and 1996, participant distributions payable for all payments processed and approved prior to year end were, $0 and $4,279, respectively. This amount is reflected as a liability in the Plan's Form 5500, in accordance with ERISA rules and regulations.

C.       INVESTMENTS

         The Trustee of the Plan maintains the following separate investment accounts under the Plan in which participants may direct contributions.

                    EMPLOYER STOCK FUND - This fund is comprised of common stock of the Company, Developers Diversified Realty Corporation which is actively traded on the New York Stock Exchange.

                    Oppenheimer Securities:

                    U.S. GOVERNMENT TRUST - This fund seeks high current income, preservation of capital and maintenance of liquidity primarily through investments in debt securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

                    EQUITY INCOME FUND - This fund's primary investment objective is to seek as much current income as is compatible with prudent investment. It has a secondary objective to conserve principal while providing an opportunity for capital appreciation. It invests primarily in well established corporations who typically pay an above average dividend yield.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                    Notes to Financial Statements - Continued

C.       INVESTMENTS (CONTINUED)
                  GROWTH FUND - This fund invests its assets to seek capital appreciation for shareholders. It invests in large corporations who have proven potential for earnings growth over time.

                  GLOBAL FUND - This fund invests its assets with the objective of capital appreciation. It invests in stocks from around the world. It searches out growth oriented companies principally involved in one or more key global trend sectors.

                  DISCOVERY FUND - This fund's investment objective is capital appreciation. It invests in small emerging growth companies for maximum capital appreciation.

                  Smith Barney:

                  MONEY MARKET FUND - This fund invests in short-term high quality money market securities that provide current income and safety of principle.

                  Prudential Securities:

                  U. S. GOVERNMENT FUND - This fund is a diversified portfolio of longer-term securities, either issued or backed by the United States Government or its agencies.

                  GLOBAL GENESIS FUND - This fund is a diversified portfolio of common stock, common stock equivalents, and other equity securities of smaller foreign and domestic companies typically with small to medium sized market capitalization.

                  GROWTH OPPORTUNITY FUND - This fund is a portfolio of common stocks with prospectus of high return and increasing earnings.

Effective May 1996, the Plan's investment manager was changed from Prudential Securities to Smith Barney.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                    Notes to Financial Statements - Continued

D.       BENEFITS

         Individual accounts are maintained for all participants, the sum of which equals the fair value of Plan assets less unallocated forfeitures ($1,410 at December 31, 1997 and $372 at December 31, 1996). Forfeited amounts are allocated to the other participants' accounts along with the Company's contribution. The liability of the Plan for benefits to participants is limited to the fair value of Plan assets. A participant is entitled to receive the full value of his or her account at age 65, death or disability prior to retirement, or upon termination of employment. Upon retirement or termination, the participant is entitled to receive a single-sum payment of his or her account balance.

E.       PARTICIPANT NOTES RECEIVABLE

         Under the terms of the Plan, participants may borrow from their accounts to a maximum of $50,000 or 50% of their account balance. The loans are secured by the balance in the participants' accounts and bear interest at the prime rate plus 1% which is fixed at the time of the loan, or 9.5% at December 31, 1997.

F.       INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated August 24, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC). In management's opinion, the Plan is operating in compliance with the applicable provisions of the IRC and other post-1986 legislation. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The application for tax exempt status of the Plan does not apply to the taxability of distributions to participants under the Plan.

G.       TRANSACTION WITH PARTIES-IN-INTEREST

         Certain officers of the Company are participants in the Plan and trustees of the Plan. One of the investment elections includes the Company's common stock. At December 31, 1997 and 1996, the Plan held investments in shares of mutual funds managed by Smith Barney, the Plan investment advisor, with a total market value of $550,075 and $273,149, respectively. During the year ended December 31, 1997, the Plan purchased a total of $247,938 of mutual fund assets from Smith Barney. These transactions are exempt party-in-interest transactions under
         Section 408 of ERISA and the regulations thereunder.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                                   Schedule I

           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997


                                                                                                               Fair
                                                                                          Cost                 Value
                                                                                       ---------            ----------
*        Smith Barney                 Money Funds Cash Portfolio Class A              $   32,940            $   32,940
*        Oppenheimer Funds            U.S. Government Trust Class C                       40,544                43,221
*        Oppenheimer Funds            Equity Income Fund Class C                         123,896               147,849
*        Oppenheimer Funds            Global Fund Class C                                122,493               129,151
*        Oppenheimer Funds            Growth Fund Class C                                166,458               170,176
*        Oppenheimer Funds            Discovery Fund Class C                              25,135                26,738
*        Developers Diversified
               Realty Corporation          Common Stock                                  228,839               269,792
                                                                                       ---------            ----------
                                                                                       $ 740,305            $  819,867
                                                                                       =========            ==========
*,**     Participant Notes Receivable                                                  $       -            $   17,622
                                                                                       =========            ==========



*        See Transactions with Parties-In-Interest (Note G)
**       Interest Rate is based on the prime rate plus 1%
         The outstanding loans' interest rates range from 9.25% to 9.5%


                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                                   Schedule II

                 Item 27d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1997


                                                                                                    Current
                                                                                                    Value on        Net
                                              Purchase      Selling       Expenses        Cost of  Transaction      Gain
                                               Price         Price        Incurred         Asset      Date        or (loss)
                                              --------      -------       --------        -------  -----------    ---------

Oppenheimer Equity Income Fund Class C
  35 aggregate purchases                      $ 61,090            -             -             -     $ 61,090            -
Oppenheimer Global Genesis Fund Class C
  35 aggregate purchases                        64,889            -             -             -       64,889            -
Oppenheimer Growth Opportunity Fund Class C
  36 aggregate purchases                       104,405            -             -             -      104,405            -
Oppenheimer Discovery Fund Class C
  31 aggregate purchases                        25,375            -             -             -       25,375            -
Developers Diversified Realty
  Corporation Stock
  29 aggregate purchases                        90,047            -             -             -       90,047            -
                                              --------      -------        ------          ----     --------        ----
                  Total                       $345,806      $     -        $    -          $  -     $345,806        $   -
                                              ========      =======        ======          ====     ========        ====

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      Developers Diversified Realty Corporation
                                      Profit Sharing Plan and Trust

Date         June 29,  1998           /s/ Scott A. Wolstein
      ----------------------          --------------------------------------
                                      Scott A. Wolstein
                                      Trustee

Date         June 29, 1998            /s/ James A. Schoff
      ----------------------          -------------------------------------
                                      James A. Schoff
                                      Trustee

Date         June 29, 1998            /s/ Joan U. Allgood
      ----------------------          -------------------------------------
                                      Joan U. Allgood
                                      Trustee